Exhibit 99.2

Sinovac Announces Enhancement of Corporate Governance and Management of China Operating Entity

BEIJING, March 5, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today actions taken to enhance the corporate governance and management of Sinovac Biotech Co., Ltd. (“Sinovac Beijing”), the main operating subsidiary of Sinovac.

Sinovac Biotech (Hong Kong) Limited, a wholly owned subsidiary of the Company, has appointed Mr. Dawei Mao, Chairman of Zhongke Biopharmaceutical Co., Ltd., as a director of Sinovac Beijing. He has replaced Ms. Xiaomin Yang, the President of Sinobioway Group Co., Ltd.

Mr. Weidong Yin, Chairman, President and CEO of the Company, stated, “With the support of the board of directors of Sinovac Beijing, I will lead the team at Sinovac Beijing to continue to provide vaccines to eliminate human diseases.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Foote Group

Philip Lisio. +86 135-0116-6560

phil@thefootegroup.com

Abernathy MacGregor

Jeremy Jacobs, +1-212-371-5999

jrj@abmac.com

Ina McGuinness +1-213-630-6550

Ina@abmac.com

Investors:

ICR Inc.

Bill Zima U.S: 1-646-308-1707

Email: william.zima@icrinc.com

MacKenzie Partners, Inc.

Paul Schulman, +1-212-929-5364

pschulman@mackenziepartners.com